Supplement to Symetra Trek® Index Linked Annuity Prospectus
Supplement Dated June 4, 2021
Prospectus Dated May 1, 2021

Appendix B: The definition of “Time Remaining” found on page B-4 of the prospectus is replaced with the following:

Time remaining: The remaining time in the Interest Term, expressed in years, as measured by the number of calendar days from the Business Day calculation date to the end of the Interest Term and then divided by 365.